Securities and Exchange Commission
Washington, D.C., 20549

RE: Comment letter on AlphaRx, Inc., dated June 17, 2005

June 21, 2005

Attention: Mr. Gregory Belliston
                    Division of Corporation Finance
                    FAX: (202) 772-9217
                    TEL: (202) 551-3861

Dear Sir;

Please find our proposed answers or discussion related to the questions posed to us in your letter of June 17, 2005. Answers proposed for inclusion into our 10KSB are seen in bold. Please contact either of the undersigned to discuss at your convenience.

We will update our 10KSB as well as our SB-2 Post Effective Amendment, and await your approval on our proposed responses prior to filing same.

Responses below are in the same numerical sequence as your questions posed in your letter dated June 17, 2005.

General

  We are aware that our responses and subsequent 10KSB amendment will also have to be reflected in our Form SB-2 post-effective amendment. Both documents will be filed within a few days of receipt of your approval regarding our responses.

  We will also disclose in our amended Form SB-2 post - effective amendment, the same level of information about the joint venture with Basin Industrial Limited as was disclosed in our recently filed Form 8K, filed May 18 and June 6, 2005.

Company Overview, page 3

  We will absolutely file the agreement with Andromaco with our refiling of the 10KSB. No agreement exists with Loblaw Group.

Product Pipeline, page 5

  Our response to Product Pipeline question will be enhanced. The footnote indicated by "**" in our original response will read as follows:

** Preclinical activities include basic in vitro and in vivo research attempting to adopt our Bioadhesive Colloidal Dispersion delivery system to the respective drug while maintaining or improving efficacy and effectiveness of the active ingredients. We anticipate that clinical trials, if they take place at all, will initially be conducted in Canada, at test sites which are pre-approved by both Health Canada and FDA.

Government Regulation, page 8

  Detailed discussion of the Canadian regulatory structure and approval process

The wording under this section will be revised as follows: (new wording is in bold)

We are subject to regulation under various federal laws regarding pharmaceutical products and also various Canadian federal and provincial laws regarding, among other things, occupational safety, environmental protection, hazardous substance control and product advertising and promotion. In connection with our research and development activities, AlphaRx is subject to federal, provincial and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes. We believe that we have complied with these laws and regulations in all material respects and we have not been required to take any action to correct any material non-compliance.

In the United States, pharmaceutical products, including any drugs utilizing the BCD System, are subject to rigorous regulation by the FDA. If a company fails to comply with applicable requirements, it may be subject to administrative or judicially imposed sanctions such as civil penalties, criminal prosecution of our officers and employees, injunctions, product seizure or detention, product recalls, total or partial suspension of production, FDA withdrawal of approved applications or FDA refusal to approve pending new drug applications, premarket approval applications, or supplements to approved applications.

Prior to commencement of clinical studies involving human beings, preclinical testing of new pharmaceutical products is generally conducted on animals in the laboratory to evaluate the potential efficacy and the safety of the product. The results of these studies are submitted to the FDA as a part of an IND application, which must become effective before clinical testing in humans can begin. Typically, clinical evaluation involves a time consuming and costly three-phase process.

In Canada and the United States, the manufacture and sale of pharmaceutical products is rigorously controlled by the Canadian Health Products and Food Branch ("HPFB") and the United States Food and Drug Administration ("FDA"), respectively. The laws of both countries require appropriate manufacturing facilities and carefully controlled research, manufacturing and testing of products. Pharmaceutical companies must establish control over manufacturing and testing of their products, through the use of good manufacturing practices ("GMP") before being allowed to market their products. The safety and efficacy of a new product must be demonstrated through clinical trials of the drug carried out under procedures acceptable to the HPFB and FDA.

In Canada, new in vivo products must pass through a number of testing stages including pre-clinical testing and clinical trial testing. Pre-clinical testing usually involves evaluating the product's pharmacokinetics, pharmacology and toxicology in animals. Successful results (that is, potentially valuable pharmacological activity combined with an acceptable level of toxicity) can lead to Investigational New Drug ("IND") status. This enables the manufacturer of the new product to begin clinical trials on humans.

In order to achieve IND status in Canada, a clinical trial application ("CTA") must be filed with the HPFB. The submission must contain specified information including the results of the preclinical tests completed at the time of the submission together with any available data on testing in humans. In addition, since the method of manufacture may affect the efficacy and safety of a product, information on manufacturing methods and standards and the stability of the substance and dosage form must be presented to enable the HPFB to evaluate whether the product that may eventually be sold to the public has been shown to be comparable to that determined to be effective and safe in the clinical trials. Production methods and quality control procedures must be in place to ensure that a product meets its specifications for identity and purity and other parameters for assessing product quality. The submission must also provide details on the testing that is to be performed, including who will be performing the testing and where it will be performed.

Once the HPFB clears a CTA, clinical trials can begin. Clinical trials are generally carried out in three phases. Phase I involves studies to evaluate safety in humans. The new product is administered to consenting subjects to determine the safety profile and prevalence of adverse side effects. In many Phase I studies the effects of dosing and scheduling are also studied. Phases II and III involve efficacy studies. Phase II trials seek clues to clinical efficacy, while furthering the safety profile in patients with the condition the product is intended to treat. In Phase III, controlled clinical trials are conducted in which the product is administered to a large number of patients who may receive benefit from the product. In Phase III, the effectiveness of the new product is usually compared to that of a control or accepted methods of treatment or best standard of care, in the anticipation that significant clinical efficacy can be demonstrated. After clearance of the initial CTA application, the manufacturer has certain reporting responsibilities to the HPFB.

If the clinical studies are successful, the manufacturer submits a New Drug Submission ("NDS") (referred to in the United States as a New Drug Application or "NDA" or Biologics Licence Application or "BLA") to the HPFB for marketing approval. The NDS contains all information pertaining to the proposed claims about the product's performance including the results of the pre-clinical and clinical studies. Information about a substance contained in an NDS includes its proper name, its chemical name, details on its method of manufacturing and purification and its biological, pharmacological and toxicological properties. The NDS also gives information about the dosage form of the product including the quantitative listing of all ingredients used in the formulation, its method of manufacture, packaging and labelling, the results of stability tests, its diagnostic or therapeutic claims and side effects as well as details of the clinical studies to support the safety and efficacy of the product. All aspects of the NDS are critically reviewed by the HPFB. Where an NDS is found satisfactory and the manufacturing establishment(s) is found satisfactory a Notice of Compliance is issued permitting the substance to be sold.

The controls of a new product do not cease once it is on the market. For example, a manufacturer of a new product must report any new information received concerning serious side effects, including the failure of the product to produce desired effects. In addition, if it is determined to be in the interest of the public health, a Notice of Compliance for a new product may be suspended and the new product may be removed from the market.

The requirements for in vivo products outlined for Canada are similar to those in all major pharmaceutical markets and while the tests carried out for Canada are likely to be acceptable for all other countries, supplementary testing may be requested by individual regulatory authorities during their assessment of any submissions by the Company.

In the United States, a manufacturer must prepare and file an IND submission with the FDA before testing can begin on humans. An application contains a variety of information about the products, including the results of previous animal and human studies, the basic chemistry of the product and manufacturing information. The submission also provides details on the testing that is to be performed, including who will be performing the testing and where it will be performed. As in Canada, human studies are characterized as Phase I, Phase II or Phase III studies. Phase I studies focus on the safety profile of the product, Phase II seeks clues as to efficacy, and Phase III seeks to statistically confirm in larger trials the efficacy of the product.

After acceptance of the initial IND application, the manufacturer has certain reporting responsibilities to the FDA including the submission of yearly updates on the product's safety. As the testing progresses into Phases II and III, the focus shifts to the efficacy of the product and the clinical studies that will enable the manufacturer to receive FDA approval for the marketing of the product.

The process of completing clinical testing and obtaining regulatory approval for a new product is, in general, likely to take a number of years and require the expenditure of substantial resources. If an application is submitted, there can be no assurance that the HPFB or FDA will review and approve the marketing application in a timely manner. Even after initial approval has been obtained, further studies may be required by an agency to provide additional data or may be voluntarily conducted to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested. Also, the HPFB and FDA require post-market surveillance programs to monitor a product's side effects. Results of post-marketing programs may limit or expand the further marketing of products. It is not possible to accurately predict the time required for new product approval or the extent of clinical testing and documentation that may be required by regulatory authorities. Any delays in obtaining, or failing to obtain, regulatory approvals would significantly delay the development of markets and the receipt of revenues from the sale of these products.

In addition to the regulatory product approval framework, pharmaceutical companies are subject to regulation under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, the use, handling and disposition of radioactive materials, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulation, including possible future regulation of the biotechnology field.

Furthermore, even if required FDA approval has been obtained with respect to a product, foreign regulatory approval of a product must also be obtained prior to marketing the product internationally. Foreign approval procedures vary from country to country and the time required for approval may delay or prevent marketing. In certain instances we or our collaborative partners may seek approval to market and sell certain of our products outside of the U.S. before submitting an application for U.S. approval to the FDA. The regulatory procedures for approval of new pharmaceutical products vary significantly among foreign countries. The clinical testing requirements and the time required to obtain foreign regulatory approvals may differ from that required for FDA approval. Although there is now a centralized EU approval mechanism in place, each EU country may nonetheless impose our own procedures and requirements, many of which are time consuming and expensive, and some EU countries require price approval as part of the regulatory process. Thus, there can be substantial delays in obtaining required approval from both the FDA and foreign regulatory authorities after the relevant applications are filed, and approval in any single country may not be a meaningful indication that the product will thereafter be approved in another country.

The foreign regulatory approval process includes all of the risks associated with obtaining FDA approval set forth above, and approval by the FDA does not ensure approval by the health authorities of any other country, nor does the approval by foreign health authorities ensure approval by the FDA.

We presently have a licensed manufacturer and distributor in Mexico - Industria Farmaceutica Andromaco S.A. de C.V. ("Andromaco"). We rely on Andromaco to complete, maintain and adhere to the required regulatory processes and procedures needed to manufacture and distribute our product in Mexico. Andromaco is a large pharmaeceutical manufacturer in Mexico with more than 50 years of experience in manufacture, marketing and distribution of drugs. We will attempt to complete licensing and distribution arrangements in foreign countries and in the United States with larger, experienced organizations to ensure that regulatory processes and country-specific regulations are being observed and maintained.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

General, page 17

We propose to insert the following, more detailed description of our research and development activities into the general section of the MD&A:

  Please refer to the table under Product Pipeline, Item 1 for the current status of our product research and development activities. We have one pharmaceutical drug in the clinical trial stage (Phase 1 completed in March, 2005), and two pharmaceutical drugs in the preclinical stage. We also have two over the counter topical drugs in the preclinical stage.

The costs incurred for each of these initiatives to date cannot be readily determined because (i) there is no clear distinction between initiatives in order to be able to differentiate between them; (ii) all initiatives have a common goal and that is to adopt our Bioadhesive Colloidal Dispersion drug delivery system to the specific drug in order to improve that drug's effectiveness; and (iii) we do not maintain a time control system to differentiate research and development activities.

The nature, timing and estimated costs to complete a project and anticipated completion dates cannot be estimated because: (i) the nature of research is experimental and we could encounter unforeseen situations which could significantly delay project completion or require us to abandon the project; (ii) timing to complete a project depends, to a certain extent, on financial resources and we cannot predict with any degree of certainty that financial resources will be available when needed to complete any specific project and (iii) cost estimates cannot be predicted with any acceptable degree of accuracy due to unforeseen issues arising during the clinical stages or the approval stages of any specific initiative.

If we cannot complete our research and development initiatives on a timely basis consequences to our operations could be significant to the point where the initiative would be delayed or even abandoned. We would also face the risk of competitors developing the same or similar products and being first to market. Finally, our failure to develop products on a timely basis could substantially impair our ability to generate revenues and materially harm our financial position.

We cannot predict the timing of material net cash inflows from significant projects due to a number of factors including (i) availability of financial resources required to market a new product, (ii) our lack of experience in bringing a new product to market successfully and gaining market share; (iii) competitors' products and the nature and timing of their marketing initiatives.

Financial Statements

Note 13 - Stock Option Plans , page F-13

  There were no employee options granted or outstanding as at September 30, 2004. All of the options granted up to that date were granted to consultants and have been expensed as required.

There are employee options outstanding as of March 31, 2005 and the pro-forma disclosure for those options required by paragraph 45 of SFAS 123 has been made in our March 31, 2005 financial statements filed with our 10Q.

We can add one more sentence to clarify the status as of September 30, 2004 as follows:

There were no stock options issued to employees as of September 30, 2004.

The revised note will now read as follows:

NOTE 13. STOCK OPTION PLANS

The Company has a Stock Option Plan (Plan) under which officers, key employees, certain independent contractors, and non-employee directors may be granted options to purchase shares of the Company's authorized but unissued common stock. Since the fiscal year of 2001, the option plan was terminated. Under this Plan, the option exercise price is US$0.10. Outstanding stock options granted under the Plan will remain in effect until the expiration date specified in those options. Options currently expire no later than 10 years from the grant date and generally vest within five years. Proceeds received by the Company from exercises of stock options are credited to common stock and additional paid-in capital. Additional information with respect to the Plan's stock option activity is as follows:

	Number of	Weighted
	Shares	Average
		Exercise
		Price
Options exercisable at September 30, 2003 and 2004	1,150,000	$0.10

The Company adopted a new option plan on February 10, 2003 under which options to purchase 1,500,000 common shares will be granted to certain key employees, consultants and directors. Under the Plan, the option exercise price and its fair market value are determined to be US$0.50 -US$0.69. All options will expire on February 10, 2008 and will vest, and become exercisable in three instalments. Proceeds received by the Company from exercises of stock options are credited to common stock and additional paid-in capital. Additional information with respect to the Plan's stock option activity is as follows:

	Number of	Weighted
	Shares	Average
		Exercise
		Price
Outstanding at February 10, 2003 (plan adoption)	0
Granted during fiscal 2003	645,000	$0.63
Exercised	0	$0.00
Cancelled during fiscal 2003	75,000	$0.63
Outstanding as of September 30, 2004	570,000	$0.63
Options exercisable at September 30, 2004	406,667	$0.63

The Company granted 645,000 stock options to consultants during fiscal 2003. We recognized $280,594 in administrative expenses related to the granting of these options during fiscal 2003. The fair value of each option granted during 2003 was determined using the Black-Scholes Option Pricing Method.

The following options were granted to consultants during the year ended September 30, 2003:

Date	Quantity	Option	Expiry	Fair	Risk	Expected	Expected	Expected
		Price		Value	Free	Life	Volatility	Dividends
					Rate
February	405,000	$0.63	February	$180,832	4.18%	5 years	89%	NIL
10, 2003			9, 2008
February	150,000	$0.69	February	7,798	4.18%	5 years	89%	NIL
10, 2003			9, 2008
May 5,	20,000	$0.55	May 4,	65,639	3.72%	5 years	103%	NIL
2003			2008
May 10,	70,000	$0.50	May 9,	26,325	3.72%	5 years	101%	NIL
2003			2008
	645,000			$280,594

Most of these options vest over a period of 3 years. The Company expensed the entire fair value of the options in fiscal 2003, the year of grant.

The Company did not grant any stock options during fiscal 2004. There were no stock options issued to employees as of September 30, 2004.

The Company, via written consent from a majority of the holders of common stock, approved the adoption of a new option plan during July, 2004. Under this plan the Company can issue up to 24,000,000 options to purchase common stock. As of September 30, 2004 no options under this plan had been formally allocated. No further options will be granted under the previous two plans. See also subsequent event note below.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in all filings. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings. We also acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Signed this 21st day of June, 2005, Toronto, Ontario

_________________________	_________________________
Michael Lee, President & CEO	Marcel Urbanc, CFO and
Principal Accounting Officer